Exhibit 99.4

ASIA ENTERTAINMENT & RESOURCES LTD.

UP TO 20,225,582 ORDINARY SHARES
ISSUABLE UPON EXERCISE OF TRANSFERABLE RIGHTS
TO SUBSCRIBE FOR SUCH SHARES

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL
5:00 P.M., NEW YORK CITY TIME, ON JUNE 21, 2013.

June 4, 2013

To Securities Dealers, Commercial Banks,
Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by ASIA ENTERTAINMENT & RESOURCES LTD. (the “Company”) of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of the Company, pursuant to transferable subscription rights (the “Rights”) distributed to all holders of record of Ordinary Shares on June 3, 2013 (the “Record Date”). The Rights and Ordinary Shares are described in the enclosed prospectus supplement dated June 4, 2013 and the accompanying prospectus covering the Rights and the Ordinary Shares issuable upon their exercise (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 20,225,582 Ordinary Shares, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on June 21, 2013, subject to earlier termination or extension in the sole discretion of the Company (as may be extended, the “Expiration Date”).

As described in the Prospectus, each beneficial owner of Ordinary Shares registered in the name of such beneficial owner or the name of a nominee is entitled to one Right for each two Ordinary Shares owned on the Record Date. Each Right allows the holder thereof to subscribe for one Ordinary Share (the “Subscription Right”) at the cash price of $3.00 per share (the “Subscription Price”). For example, if a Rights holder owned 100 Ordinary Shares as of the Record Date, it would receive 50 Rights and would have the right to purchase 50 Ordinary Shares for the Subscription Price each.

The Company has entered into a standby purchase agreement (the “Standby Purchase Agreement”) with certain persons, including Lam Man Pou, the Company’s chairman, Vong Hon Kun, the Company’s chief operating officer, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase from the Company a number of Ordinary Shares having a value equal to the aggregate Subscription Price the Company would have received with respect to the Shares underlying all Rights not exercised by all holders in the Rights Offering, which we refer to as the standby purchase, upon the same terms as the other holders, except the subscription price for such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun will be $4.50 per share. The Standby Purchasers have agreed not to exercise any Rights granted to them in the Rights Offering. Messrs. Lam and Vong have also agreed not to sell, assign or transfer the Ordinary Shares purchased pursuant to the Standby Purchase Agreement, without the prior written consent of the Company, for a period of two years following the purchase date. Consummation of the standby purchase is subject to usual and customary closing conditions. The Standby Purchasers collectively own approximately 40.1% (16,580,622 total shares) of the outstanding Ordinary Shares as of the date hereof. The obligations of the Standby Purchasers are subject to conditions more fully described in the Prospectus.

Each Rights holder will be required to submit payment in full for all the shares it wishes to buy with its Subscription Right. Fractional shares of Ordinary Shares will not be issued upon exercise of Rights but rather will be rounded down to the nearest whole number of Ordinary Shares. Any excess subscription payments received by Continental Stock Transfer & Trust Company (the “Subscription Agent”) will be returned, without interest or deduction, as soon as practicable.

The Company is asking persons who hold Ordinary Shares beneficially and who have received the Rights distributable with respect to those shares through a broker, custodian bank, or other nominee, as well as persons who hold certificates for Ordinary Shares directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:

1. The Prospectus;

2. A letter to holders of the Rights as to the use of Asia Entertainment & Resources Ltd. Rights Certificates;

3. Rights Certificates;

4. A form of letter which may be sent to your clients for whose accounts you hold Ordinary Shares registered in your name or the name of your nominee (including a Beneficial Owner Election Form), with an attached form of instruction;

5. Notice of Guaranteed Delivery;

6. Nominee Holder Certification; and

7. A return envelope addressed to Continental Stock Transfer & Trust Company, the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Nominee Holder Certification, with payment of the Subscription Price in full for each Ordinary Share subscribed for pursuant to the Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Nominee Holder Certification with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date. A Rights holder cannot revoke, change or cancel the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from Georgeson Inc., the Information Agent. The Information Agent’s telephone number is (877) 278-4774 (toll free) or (212) 440-9800. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Asia Entertainment & Resources Ltd.